22003005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 69940

SEC Mail Processing
FEB 1 6 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Winlo Management Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4300 BISCAYNE BLVD, SUITE 203
(No. and Street)

MIAMI (City) FL (State) 33137 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erin Osborne (Name) 800-688-3824 (Area Code – Telephone Number) erin.osborne@winlogroup.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

09/15/2005 (Date of Registration with PCAOB)(if applicable) 2370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erin Osborne, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Winlo Management Group LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Erin Osborne

Title: CEO

Please see attached document for notarization

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

State/Commonwealth of TEXAS)
☐ City ☑ County of Collin)
)

On 02/02/2022 (Date), before me, Brock Repec (Notary Name),
the foregoing instrument was subscribed and sworn (or affirmed) before me by:

Erin O Schoenfeld.
Name of Affiant(s)

☐ Personally known to me **-- OR --**

☐ Proved to me on the basis of the oath of ______________ (*Name of Credible Witness*) **-- OR --**

☑ Proved to me on the basis of satisfactory evidence: passport
Type of ID Presented

NOTARY PUBLIC
STATE OF TEXAS
Brock Repec
ID NUMBER
133277577
COMMISSION EXPIRES
August 18, 2025

WITNESS my hand and official seal.

Notary Public Signature: Brock Repec

Notary Name: Brock Repec

Notary Commission Number: 133277577

Notary Commission Expires: 08/18/2025

Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Form X-17A-5

Document Date: 02/02/2022

Number of Pages (including notarial certificate): 3

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Winlo Management Group, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Winlo Management Group, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Winlo Management Group, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Winlo Management Group, LLC 's management. My responsibility is to express an opinion on Winlo Management Group, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Winlo Management Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Winlo Management Group, LLC's financial statements. The Supplemental Information is the responsibility of the Winlo Management Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Winlo Management Group, LLC 's auditor since 2018.
Tarzana, California
February 11, 2022

WINLO MANAGEMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Assets		**2021**
Assets		
Cash	$	100,925
Other assets		30,415
Total assets		131,340
Total assets	$	131,340
Liabilities and Equity		
liabilities		
Accounts Payable	$	4,463
Due to Member		236
Accrued expenses		750
Total liabilities		5,449
Equity		
Members' equity		125,891
Total equity		125,891
Total liabilities and equity	$	131,340

See accompanying notes to the financial statements

WINLO MANAGEMENT GROUP, LLC
STATEMENT OF INCOME
FOR THE 12 MONTHS ENDED DECEMBER 31, 2021

Revenues:		
Revenue from Unregistered Offerings	$	20,239
PPP Loan Forgiveness		5,000
Other Revenue		28,000
Total revenue		53,239
Expense:		
Administrative Expenses		2,141
Legal & Professional		22,310
Regulatory Fees		4,424
Office Expenses		1,448
Salaries & Wages		10,836
Tax and License Expenses		782
Total expenses		41,941
Net income (loss)	$	11,298

See accompanying notes to the financial statements

WINLO MANAGEMENT GROUP, LLC
STATEMENT OF MEMBERS EQUITY
FOR THE 12 MONTHS ENDED DECEMBER 31, 2021

		Members' Equity
Balance, December 31, 2020	$	114,592
Net Income (loss)		11,298
Draws		-
Balance, December 31, 2021	$	125,891

WINLO MANAGEMENT GROUP, LLC
STATEMENT OF CASH FLOW
FOR THE 12 MONTHS ENDED DECEMBER 31, 2021

		2021
Operating activities		
Net income (loss)	$	11,298
Forgiveness of PPP loan	$	(5,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Change in working capital components:		
Accounts payable		(28,000)
Accrued expenses		3,233
Net cash provided (used) by operating activities		(18,468)
Financing activities		
Proceeds from PPP Loan		5,000
Net cash provided (used) by financing activities		5,000
Decrease in cash		(13,468)
Cash at 12/31/20		114,338
Cash at 12/31/21	$	100,870

See accompanying notes to the financial statements

WINLO MANAGEMENT GROUP NOTES TO FINANCIAL STATEMENTS FOR THE 12 MONTHS ENDED 12.31.2021

Note 1 - Nature of Operations

Winlo Management Group, LLC (the "Company) was formed on January 29, 2016 in the state of Florida as a limited liability company. On August 23, 2019, the Company was converted to a Puerto Rico limited liability company. The Company was approved by FINRA as a broker-dealer on December 5, 2017. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Note 2 – ASC 606 Revenue Recognition Policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Fees earned: This includes fees earned from unregistered offerings and other revenue.

Note 3 – Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a Corporation and is subject to taxation according to Act 20-2012 of Puerto Rico. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to audit by the taxing agencies for years ending December 31, 2018, 2019, and 2020.

Management has reviewed the results of operations for the period of time from December 31, 2021 through February 11, 2022, the date the financial statements were available to be issued, and except for a $28,000 member distribution, no other events occurred that would require adjustments to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure. As of December 31, 2021, $236.25 was

owed by the company to a member.

On February 11, 2021, the company received a PPP Loan of $5,000 which was forgiven on June 22, 2021.

Note 3 – Summary of Significant Accounting Policies (Continued)

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2021, there were no levels to measure.

Note 4 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021 the Company had net capital of $95,476, which was $90,476 in excess of its required net capital of $5,000 (net capital is the greater of 6 2/3% of aggregated indebtedness and $5,000 for the Company); and the Company's ratio of aggregate indebtedness of $5,449 to net capital was 0.05-to-1, which is less than the 15-to-l maximum ratio allowed for a broker dealer.

Note 5 – Commitments

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable to

the Company because the operating lease for the Company's office space expired and currently is on a month to month basis. Rent expense for the year ended December 31st, 2021 was $1,448.

Note 6 – Sale of Company

On August 23, 2021, the company entered into a purchase and sale agreement for the company to be acquired. The transaction is currently in the approval process and is expected to close in the first half of 2022.

WINLO MANAGEMENT GROUP, LLC
SUPPLEMENTARY INFORMATION
FOR THE 12 MONTHS ENDED DECEMBER 31, 2021

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total equity from financial condition	$	125,891
Deduction and charges:		
Non-allowable assets		(30,415)
Net Capital	$	95,476
Aggregate Indebtedness:		
Accrued expenses	$	(5,449)
Total aggregate indebtedness	$	(5,449)
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	5,000
Net capital		95,476
Excess net capital	$	90,476
Ratio: Aggregate indebtedness to net capital		0.05 to 1

Reconciliation with Company's Computation:

Members' equity as reported in Company's Part II Focus report (unaudited)	$	125,891
Audit Adjustments*:		
Rounding		-
Members' equity per this audit report	$	125,891

*There were no changes from the Company filed Focus Report and this audit report.

WINLO MANAGEMENT GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3(e) of the Securities and Exchange Commission
December 31, 2021

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3(b)
December 31, 2021

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Assertions Regarding Exemption Provisions

We, as members of management of Winlo Management Group, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2021. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to merger and acquisition advisory and private placement services.

The Company has maintained compliance with the above throughout the fiscal year ended December 31, 2021, without exception.

Winlo Management Group, LLC

By:

Erin Osborne, CEO

(Name and Title)

2.11.22

(Date)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Winlo Management Group, LLC
Miami, Florida

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Winlo Management Group, LLC , stated that Winlo Management Group, LLC 's, business activities are limited to merger and acquisitions advisory and private placement services, and that it has not held customer funds or securities and that Winlo Management Group, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Winlo Management Group, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. Winlo Management Group, LLC 's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Winlo Management Group, LLC 's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 11, 2022